UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated July 25, 2006

WORLD GAMING PLC

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Minerva House
5 Montague Close
London SE1 9BB
United Kingdom
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached hereto as Exhibit 99.1 to this Form 6-K is a press release, dated July 25, 2006, filed by the Registrant with the Alternative Investment Market (AIM) of the London Stock Exchange plc, where the Registrant’s ordinary shares are admitted to trading.  The press release contains unaudited consolidated financial statements at and for the three and six month periods ended June 30, 2006, and a related discussion. The financial information included in the press release is presented in accordance with generally accepted accounting principles in the United Kingdom, and not in accordance with U.S. GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:       July 25, 2006

WORLD GAMING PLC

By:	/s/ David James Naismith
Name:	David James Naismith
Title:	CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated July 25, 2006